77C.

Morgan Stanley Mortgage Securities Trust (the "Fund")
Special Shareholders Meeting
April 24, 2013

To amend the fundamental investment restriction of the Fund regarding concentration


For:		3,679,926.916
Against:	   328,081.244
Abstain:	   374,974.174